

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 17, 2017

<u>Via E-Mail</u>
Hui Liu Ping
President
Arcom
Yanggu'ao Town, Lei Feng Village, Unit 4, No. 20
Hunan Province, Longhui County 422200
China

> **Re: Arcom**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 3, 2017**
> **File No. 333-215459**

Dear Ms. Ping:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2017 letter.

<u>Emerging Growth Company, page 8</u>

<u>Implications of being an emerging growth company – the JOBS Act, page 8</u>

1. We note your response to comment eight in our letter dated February 8, 2017. We note that on page 8, you have "irrevocably opted out of the extended transition period for complying with new and revised accounting standards", but on page 14 you indicate that you are "choosing to take advantage of the extended transition period" and your "financial statements may not be comparable to those of companies that comply with public company effective dates". Please reconcile these inconsistencies in your next amendment.

Risk Factors, page 9

General

2. Please consider including appropriate risk factor related to raw materials required for your business.

Due to the fact that we have non-US officers and directors, your rights as an investor in the United States may be limited in the following ways, page 12

3. Please consider including disclosure of whether there is a treaty or reciprocity between the PRC and the U.S. that investors may rely upon to bring either original actions in PRC courts or have a U.S. judgment enforced in the PRC.

Dilution, page 19

4. On page 20, you disclose that the computation of the dollar amount of dilution per share if all shares are sold is based upon the gross proceeds from this Offering of $100,000 less Offering costs of $10,000 less Stockholder's Deficit of $ 4,517 resulting in a net tangible book value of $ 85,483 or $ 0.0171 per share, resulting in a dilution of $ 0.0029 for new shareholders. Please tell us how you determined the net tangible book value per share of $0.0171 and the dilution of $0.0029 for new shareholders. It appears that the net tangible book value should be $0.0107 per share and the dilution should be $0.0093 for new shareholders under this scenario. Please revise your disclosure accordingly. Please also address this for all other scenarios under your dilution section.

Operational Plan, page 24

5. We note your response to comment 16 in our letter dated February 8, 2017. We note from your disclosure on page 31 that your current office and manufacturing facility is in China and that you intend to lease two additional offices. Please revise to clarify that you currently produce your products in China and clarify whether you intend to produce your products in the United States. Please also describe the market(s) that you intend to sell your products. See Item 101(h)(4)(i).

Equipment and Raw Materials, page 25

6. We note your disclosure that you are planning to use walnut, rosewood, oak, and maple in the beginning of your operations. Please disclose the sources and availability of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Chinese regulations restrict foreign involvement in companies with China-based operations, page 15

7. We note your new disclosure in response to comment 11. We reissue this comment in part and have the following additional comment:

    • Here or elsewhere, make clear when you began your operations or project in the PRC and whether you have received any required PRC licenses.
    • Include discussion of the Catalogue for the Guidance of Foreign Investment Industries and make clear the extent that you are allowed to have foreign investment interests in the PRC.
    • We note that the rules related to "record-filing" took effect on October 1, 2016. Therefore, clarify whether you are required to make a record-filing or obtain approval for foreign (non-PRC) investment interests.
    • We understand that foreign investment interests either require approval or a record filing of such interests. Therefore, please tell us the basis upon which you have determined that either a record-filing or approval is not required at the onset of your business or projects in the PRC. Include discussion of any risks related to any failure to have received either approval or completed a record-filing to date. We note, for example, the penalties included in "Chapter IV Legal Liabilities" of the interim laws.
    • Here or elsewhere, include discussion of risks related to other material PRC laws as necessary. We note, for example, laws related to the investment interests of PRC residents in non-PRC enterprises, currency conversion, etc.

Director Compensation, page 36

8. We note that the director compensation table provides information on director compensation as of January 31, 2017. Please revise to provide director compensation as of your last completed fiscal year. See Item 402(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 36

9. Please provide the address of Ms. Hui Liu Ping.

Financial Statements

Statement of Operations, page F-4

10. We note your response to comment 21 from our letter dated February 8, 2017. We note that you have calculated your weighted average number of shares outstanding using 365 days as the total time in your reporting period. However, the total time in your reporting period should be from your date of inception of September 26, 2016 through October 31, 2016 rather than 365 days. Please revise your weighted average number of shares outstanding accordingly. Please also revise your weighted average number of shares outstanding for the

period from date of inception of September 26, 2016 through January 31, 2017 on page F-13, as well. Refer to ASC 260-10-20 for definition of weighted average number of common shares outstanding.

Financial Statements – January 31, 2017

Note 1 – Organization and Nature of Business, page F-15

11. You disclose that these financial statements should be read in conjunction with the financial statements for the fiscal year ended October 31, 2015. Please revise your disclosure to indicate that these financial statements should be read in conjunction with the financial statements for the period from inception (September 26, 2016) through October 31, 2016.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction